Exhibit 5.1

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

June 30, 2021

Grid Dynamics Holdings, Inc.

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

Re:	Registration Statements on Form S-3

Ladies and Gentlemen:

This opinion is furnished to you in connection with the Registration Statements on Form S-3 (Registration Nos. 333-238202 and 333-255732), as amended (the “Registration Statements”), and the related Prospectuses, Prospectus Supplements and Current Report on Form 8-K, each filed by Grid Dynamics Holdings, Inc. (the “Company”) with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of up to 11,615,301 shares of the Company’s common stock, $0.0001 par value per share (the “Shares”), of which up to 5,470,039 shares (including up to 1,470,039 shares issuable upon exercise of an option granted to the underwriters by the Company) will be issued and sold by the Company and 6,145,262 shares will be sold by certain selling stockholders identified in such Prospectus Supplements (the “Selling Stockholders”) (including up to 45,000 shares to be sold by the Selling Stockholders upon exercise of an option granted to the underwriters by the Selling Stockholders). We understand that the Shares are to be sold to the underwriters for resale to the public as described in the Prospectus Supplements and pursuant to an underwriting agreement, substantially in the form filed as an exhibit to the Form 8-K, entered into by and among the Company, the Selling Stockholders and the underwriters (the “Underwriting Agreement”).

We are acting as counsel for the Company in connection with the sale of the Shares by the Company. In such capacity, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the authenticity of the originals of such documents and the legal competence of all signatories to such documents.

We express no opinion herein as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware (including the statutory provisions and all applicable judicial decisions interpreting those laws) and the federal laws of the United States of America.

Grid Dynamics Holdings, Inc.

June 30, 2021

On the basis of the foregoing, we are of the opinion that (i) the Shares to be issued and sold by the Company have been duly authorized and, when such Shares are issued and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable, and (ii) the Shares to be sold by the Selling Stockholders have been duly authorized and are validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Form 8-K, and we consent to the reference of our name under the caption “Legal Matters” in the Prospectuses and Prospectus Supplements forming part of the Registration Statements.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Wilson Sonsini Goodrich & Rosati, P.C.